Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).
The Offer (as defined below) is made solely by the Offer to Purchase dated October 28, 2011 and the related
Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser
(as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require that the
Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BRIGHAM EXPLORATION COMPANY
at
$36.50 Net Per Share
by
FARGO ACQUISITION INC.,
an indirect, wholly owned subsidiary of
STATOIL ASA
     Fargo Acquisition Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), is offering to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash (such price, or any higher price per Share paid in the Offer, the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer.” Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF WEDNESDAY, NOVEMBER 30, 2011, UNLESS
THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE
“EXPIRATION DATE”).
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 17, 2011 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Statoil, Purchaser and Brigham. Following the consummation of the Offer and the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Brigham (the “Merger”), with Brigham continuing as the surviving corporation in the Merger and as an indirect, wholly owned subsidiary of Statoil. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares then owned by Statoil, Purchaser, Brigham or any of their respective direct or indirect wholly owned subsidiaries and (ii) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 of the Offer to Purchase) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, the Shares will cease to be publicly traded and Brigham will become an indirect, wholly owned subsidiary of Statoil. The Merger Agreement is more fully described in the Offer to Purchase.

     The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) the expiration or termination of the waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Condition”) and (ii) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date a number of Shares that, together with the Shares then owned by Statoil and Purchaser (if any), represents at least a majority of the outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights (“fully diluted basis”), other than the Top-Up Shares (as defined below), as of the Expiration Date (the “Minimum Condition”). The Offer is also subject to other customary conditions. See Section 15 of the Offer to Purchase.

THE BOARD OF DIRECTORS OF BRIGHAM EXPLORATION COMPANY (THE “BRIGHAM
BOARD”) UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR
SHARES TO PURCHASER PURSUANT TO THE OFFER.
     After careful consideration, the Brigham Board has unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of Brigham and its stockholders, (2) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the stockholders of Brigham accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.
     The Offer to Purchase, the Letter of Transmittal and Brigham’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Brigham Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.
     Brigham has granted to Purchaser an irrevocable option (the “Top-Up Option”), which Purchaser may exercise at any one time after the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date (the “Acceptance Time”) and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement. The Top-Up Option grants Purchaser the option to purchase from Brigham at a price per Share equal to the Offer Price the number of authorized and unissued Shares (the “Top-Up Shares”) that, when added to the number of Shares owned by Statoil and/or Purchaser at the time of such exercise, constitutes 100 Shares more than the number of Shares necessary for Purchaser to be merged into Brigham without a vote or consent of Brigham’s stockholders in accordance with Section 253 of the General Corporation Law of the State of Delaware (“DGCL”), which is called a “short-form” merger. However, in no event will the Top-Up Option be exercisable (i) unless immediately after such exercise and the issuance of Shares pursuant to the Top-Up Option, Purchaser would own more than the number of Shares necessary for Purchaser to effect such a “short-form” merger (assuming the issuance of the Top-Up Shares), and (ii) for a number of Shares in excess of the number of Brigham’s then-authorized and unissued Shares together with Shares held by Brigham as treasury Shares. The Top-Up Option is intended to expedite the timing of the consummation of the Merger (after consummation of the Offer, at which time Brigham would be a majority-owned subsidiary of Statoil, who would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option) by permitting the Merger to occur pursuant to Delaware’s “short-form” merger statute, Section 253 of the DGCL, without a vote or consent of Brigham’s stockholders.
     Purchaser may waive, in whole or in part, any condition to the Offer from time to time, in its sole discretion, provided that the Purchaser may not (i) waive or modify the Minimum Condition or the HSR Condition, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the Offer Price or the number of Shares sought in the Offer, (iv) extend the Offer, other than in a manner contemplated by the Merger Agreement, (v) amend or modify the other conditions to the Offer described in Section 15 in any manner adverse to Brigham stockholders, or impose additional or different conditions to the Offer, or (vi) reduce the initial time period during which the Offer will remain open.
     The Merger Agreement provides that Purchaser will extend the Offer for any period required by any applicable laws or orders, or any rule or regulation of the NASDAQ that is applicable to the Offer. In addition, Purchaser may, and if requested in writing by Brigham will, extend the Offer for periods of not more than 10 business days each, if at any scheduled Expiration Date any of the conditions to Purchaser’s obligation to purchase Shares in the Offer set forth in Section 15 is not satisfied or waived unless the Merger Agreement has been earlier terminated in accordance with its terms. In no event may the expiration date be extended by this provision to a date later than April 14, 2012 or such later date as it may be extended pursuant to the Merger Agreement.
     If the Acceptance Time has occurred and Purchaser has paid for all Shares validly tendered and not withdrawn pursuant to the Offer and Purchaser does not beneficially own, together with Statoil, at least 90% of the then-outstanding Shares on a fully diluted basis, Purchaser may elect to provide a subsequent offering period in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of not less than three business days.
     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any election to provide a subsequent offering period will be followed by a public announcement of such election no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.
     Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.
     No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the certificates evidencing such Shares (“Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.
     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after December 27, 2011, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful.
     None of Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or in any notice of withdrawal or incur any liability for failure to give any such notification.
     Brigham has provided Purchaser with Brigham’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Brigham’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
     The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in the Offer to Purchase). In general, a United States Holder of Shares will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and the amount of cash received therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering Shares into the Offer, exchanging Shares for cash in the Merger or exercising appraisal rights.
     The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
     Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser or any successor entity thereto will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it or its order pursuant to the Offer.
The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll-free: (877) 687-1875
Banks and Brokers may call collect: (212) 750-5833
October 28, 2011